August 26, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C.  20549

Attention:	Christine B. Adams
Mail Stop 3720

RE:	Breda Telephone Corp.
SEC Letter dated August 17, 2010

Dear Ms. Adams:

This letter is in response to the SEC letter dated August 17, 2010 regarding Breda’s Form 10-K for the year ended December 31, 2009.

Audit Report, page 54

As discussed in previous conversations, Breda is a minority investor in certain partnerships, which are considered significant to the audited financial statements of  Breda due to flow-through equity earnings.  Auditing guidelines require certain procedures to be completed on these significant equity method investments, which include either obtaining a representation letter from the other auditor of these partnerships or reviewing the audit work papers in those cases where a representation letter is not an option based on the discretion of the other auditing firm.

At the date of the filing of Breda’s Form 10-K for the year ended December 31, 2009, the auditor’s reports for these partnerships had not been issued, which in turn required a qualified opinion to be issued on Breda’s 2009 audited financial statements.  Subsequent to Breda’s filing of its Form 10-K for 2009, Breda has received audited financial statements for each of its material outside investments except for RSA#9, RSA#7 and RSA#8.  Breda was informed on August 19, 2010 by RSA#9’s Manager of Consolidation and Reporting that the auditors of RSA #9 expect to issue the 2009 audited financial statements for RSA#9 on or before September 30, 2010.  The auditors of RSA#7 and RSA#8 expect to release audited financial statements for RSA#7 and RSA#8 after Breda has received the audited financial statements for RSA#9 and after Breda can provide a draft of its amended Form 10-K to them for review.  The auditors indicate they need a week to 10 days for their review after they receive Breda’s draft, amended 10-K for 2009.  Breda is dependent on receiving audited 2009 financial statement information from RSA#9, RSA#7 and RSA#8 to prepare its amended 2009 10-K.  Breda does not expect any material changes to its 12-31-2009 financial statements from the release of the audited financial statements from its outside investments, because Breda used the most current unaudited financial statements from each of these outside investments in order to timely file its Form 10-K.

Breda does plan to amend its Form 10-K for the year ended December 31, 2009 to remove the scope qualifications from the audit report as soon as practicable after receiving all audited financial statements for 2009 from Breda’s outside investments.  Breda is hopeful that the amended 2009 10-K for Breda can be filed on or before November 1, 2010.

Evaluation of Disclosure Controls and Procedures

Breda will amend its Form 10-K for the year ended December 31, 2009 to state that Breda’s disclosure controls and procedures and internal controls over financial reporting were ineffective as of December 31, 2009 due to the qualified audit report.  Breda will make such amendment in the amended Form 10-K, which will include an unqualified audit opinion, and which Breda anticipates filing by November 1, 2010.

Breda acknowledges that a) Breda is responsible for the adequacy and accuracy of the disclosure in the filing; b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and c) Breda may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As noted above, Breda anticipates filing an amended Form 10-K by November 1, 2010.

Sincerely,

BREDA TELEPHONE CORP.

/s/ Jane Morlok

Jane Morlok, CFO

jm